October 12, 2007

Mail Stop 4561

Dale Vincent
Chief Executive Officer
Mangosoft, Inc.
29 Riverside Street, Suite A
MS A-8
Nashua, NH 03062

>   **RE: Mangosoft, Inc.**
>   **Amendment number 1 to Form S-3 on Form S-1**
>   **Filed September 18, 2007**
>   **File number 333-144317**
>
>   **Form 10-KSB for the year ended December 31, 2006**
>   **Filed March 30, 2007 and**
>   **Form 10-QSB for the three months ended March 31, 2007 and June 30, 2007**
>   **Filed May 15, 2007 and August 14, 2007, respectively**
>   **File number 0-30781**

Dear Mr. Vincent:

We have reviewed the above-referenced documents and your response and have the following comments.

Amendment no. 1 to Form S-3 on Form S-1
General

1. As appropriate, please update all disclosures to the latest practicable date. For example, please provide: financial information through your six-month period ended June 30, 2007 as required by Item 310(g) of Regulation S-B; management's disclosure and analysis for the same updated period as required by Item 303(b)(2) of Regulation S-B; updated price information; and updated share information.

Risk Factors, page 7

2. Please see prior comment 2 of our letter dated August 6, 2007. Please expand the factor, "We depend on our one full time employee for the success of our

business," to disclose how this has restricted Mangosoft's business.

<u>The Rights Offering, page 13</u>
<u>Subscription and Standby Commitment Agreement, page 15</u>

3. Please see prior comment 4 of our letter dated August 6, 2007. We note your response, however, we do not believe that you have provided us with sufficient analysis of all communications and steps taken to date with respect to those investors who agreed to purchase all of the shares in this rights offering that are not purchased by other stockholders. Your analysis should specifically address Section 5(c) of the Securities Act. It is unclear, for example, how you can state that there were "no offers or other communications" between these investors and Mangosoft when you have stated in your registration statement that you will enter into an agreement upon the effectiveness of this registration statement. This disclosure certainly implies that there have been prior offers or communications. Further, given your response, it does not appear that the limited exception in Section 2(a)(3) of the Securities Act for communications with underwriters is available to you.

<u>Executive Compensation, page 41</u>

4. Please see prior comment 11 of our letter dated August 6, 2007. You state that hat since you have only one officer and director you do not believe that the updated executive compensation disclosures would be meaningful information to stockholders. We disagree. Please revise your disclosure in this registration statement and in the Form 10-KSB for the year ended December 31, 2006 to provide the new executive compensation disclosure. In this regard, we note that the disclosure requirements under Item 402 in Regulation S-B are not as comprehensive as the requirements under the same item in Regulation S-K – the disclosure system that you chose to follow when amending this registration statement on Form S-1.

<u>Undertakings, page II-2</u>

5. Please see prior comment 8 of our letter dated August 6, 2007. Include the undertakings specified in Item 512(a) and (c) of Regulation S-K**.**

<u>Form 10-QSB for March 31, 2007 and June 30, 2007</u>
<u>Item 3. Controls and Procedures, page 17</u>

6. You state that management had reviewed the effectiveness of the disclosure controls and procedures as of the end of the period covered by the Form 10-KSB but the period for which you are reporting is the three months ended June 30, 2007. Please revise your Form 10-QSB disclosure to identify the correct period.

Please contact Hugh Fuller at (202) 551-3853 if you have any questions or require assistance. You may also contact the undersigned at (202) 551-3735 should you require further assistance.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: Jeffrey D. Zukerman
Zukerman Gore & Brandeis, LLP
875 Third Avenue
New York, NY 10022
Facsimile Number: (212)223-6433